Exhibit 99.7

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
12 January 2006	124,867

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to seven participant Directors and PDMRs in the Company’s Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 25 November 2005 upon the satisfaction of the performance conditions.

These shares were previously contingent rights for each Director and PDMR.

Name	Number of options exercised and shares acquired
Gareth Davis	46,923
Robert Dyrbus	29,718
David Cresswell	9,906
Frank Rogerson	10,427
Graham Blashill	8,863
Kathryn Brown	9,906
Alison Cooper	9,124

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 771,573 ordinary shares of 10p each in the Company.

Copies of our announcements are available on our website:  www.imperial-tobacco.com

Trevor Williams

Deputy Company Secretary